Consolidated
Financial Statements

For the Years Ended December 31, 2025 and 2024

Management’s Responsibility for Financial Statements

The accompanying audited consolidated financial statements of Centerra Gold Inc. (the “Company”)were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.
The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Paul Tomory	Ryan Snyder
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 19, 2026
2

Management’s Report on Internal Control over Financial Reporting

The Management of Centerra Gold Inc. (“Centerra”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Centerra’s internal control over financial reporting as of December 31, 2025, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Centerra’s internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

Original signed by:	Original signed by:
Paul Tomory	Ryan Snyder
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 19, 2026
3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Centerra Gold Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB Public Company Accounting Oversight Board and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Valuation of the Additional Royal Gold Agreement

As discussed in Note 3k, Note 4v and Note 24a to the consolidated financial statements, on February 13, 2024, the Company entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine. The Additional Royal Gold Agreement entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered. The Company accounts for the Additional Royal Gold Agreement as a financial asset and the fair value of the financial asset is re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses. As discussed in Note 24e to the consolidated financial statements, the fair value of the financial asset utilizes a combination of a Monte Carlo simulation method and discounted cash flow method.

We identified the assessment of the valuation of the Additional Royal Gold Agreement as a critical audit matter. Significant auditor judgment was required to assess the significant assumptions of future commodity price estimates, discount rate, and the estimated future production profile used to determine the fair value of the financial asset. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to assess the valuation of the Additional Royal Gold Agreement. This included controls related to the determination of the future cash flows in the life of mine model used to estimate the valuation of the financial asset and the development of the significant assumptions. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the historical reserve and resource information, including the industry and regulatory standards they applied. We evaluated the Company’s mineral reserves and resources by analyzing changes from the prior year. We assessed the estimates of future production used in the valuation model by comparing them to published technical reports and historical results. We involved valuation professionals with specialized skills and knowledge, who assisted in:

• Evaluating the future commodity prices by comparing to third party estimates
• Evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third-party sources.

Assessment of the recoverable amount of the Goldfield Project

As discussed in note 5 to the consolidated financial statements, on August 6, 2025, the Company’s Board of Directors approved the construction of the Goldfield Project and the Company announced the results of a technical study for the Goldfield Project. The Company identified the construction decision as an indicator of impairment reversal for the Goldfield Project and completed an impairment reversal test in the third quarter of 2025. The estimated recoverable amount of the Goldfield Project was determined on the basis of fair value less costs of disposal (“FVLCD”) and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plan. As the Goldfield Project’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $193.5 million was recognized in the impairment reversal line item in the consolidated statements of earnings and comprehensive income.

We identified the assessment of the recoverable amount of the Goldfield Project as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amount, including assessment of the significant assumptions of future production levels and the discount rate. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to assess the recoverable amount of the Goldfield Project. This included controls over the determination of future cash flows used to estimate the recoverable amount and the development of the significant assumptions. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource information, including the industry and regulatory standards they applied. We evaluated the Company’s mineral reserves and resources by analyzing changes from the prior year. We assessed the estimates of the future production levels in the valuation model by comparing them to the mine plan, other operating sites of the Company and to the updated mineral reserves and resources information. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2004.

Toronto, Canada
February 19, 2026
4

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Centerra Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Disclosure Controls and Procedures and Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2026
5

Centerra Gold Inc.
Consolidated Statements of Financial Position

As at December 31,		2025	2024
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$528,931	$624,673
Amounts receivable	7	137,516	75,041
Inventories	8	333,715	234,249
Other current equity investments	24	11,967	3,130
Other current financial assets	24	2,566	625
Other current assets	9	55,382	55,344
		1,070,077	993,062

Property, plant and equipment	10	1,600,400	1,101,536
Deferred income tax assets	19	24,899	60,133
Non-current equity investments	24	105,870	9,785
Other non-current financial assets	24	113,555	67,217
Other non-current assets	11	43,849	33,400
		1,888,573	1,272,071
Total assets		$2,958,650	$2,265,133

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	12	$369,694	$233,094
Income tax payable	19	28,879	18,731
Other current financial liabilities	24	16,346	12,707
Other current liabilities	9	31,984	19,348
		446,903	283,880

Provision for reclamation	13	294,452	266,195
Deferred income tax liabilities	19	37,899	18,400
Other non-current financial liabilities	24	82,093	5,208
Other non-current liabilities	11	37,541	35,534
		451,985	325,337
Shareholders' equity
Share capital	20	727,038	826,694
Contributed surplus		30,945	32,147
Accumulated other comprehensive loss		(49,363)	(11,195)
Retained earnings		1,351,142	808,270
		2,059,762	1,655,916
Total liabilities and shareholders' equity		$2,958,650	$2,265,133
Commitments and contingencies (note 22)
Subsequent events (notes 20, 22, and 27)
The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Paul N. Wright	Wendy Kei

Centerra Gold Inc.
Consolidated Statements of Earnings and Comprehensive Income

For the years ended December 31,
(Expressed in thousands of United States dollars)		2025	2024
(except per share amounts)	Notes

Revenue	15	$1,384,562	$1,214,503

Cost of sales
Production costs		808,527	710,323
Depreciation, depletion and amortization		112,242	126,132
Earnings from mine operations		463,793	378,048

Exploration and evaluation costs		50,749	70,721
Corporate administration costs		32,369	32,685
Share-based compensation expenses	20	27,864	5,203
Care and maintenance expenses		19,069	22,197
Impairment (reversal) loss	5	(341,110)	193,564
Reclamation recovery	13	(7,480)	(25,260)
Other operating expenses	16	12,586	2,421
Earnings from operations		669,746	76,517

Gain on sale of Greenstone Partnership	6	(50,545)	(63,088)
Other non-operating income	17	(25,776)	(49,116)
Finance costs	18	15,061	14,664
Earnings before income tax		731,006	174,057
Income tax expense	19	147,018	93,663
Net earnings		583,988	80,394

Other Comprehensive Income

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	24	(83,947)	(20,624)
Items that will not be subsequently reclassified to earnings:
Changes in fair value of equity investments	24	45,779	1,978
Other comprehensive loss		(38,168)	(18,646)
Total comprehensive income		$545,820	$61,748

Earnings per share:
Basic	20	$2.85	$0.38
Diluted	20	$2.84	$0.35

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Cash Flows

For the years ended December 31,		2025	2024
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings		$583,988	$80,394

Adjustments:
Depreciation, depletion and amortization		115,636	130,662
Reclamation recovery	13	(7,480)	(25,260)
Share-based compensation expenses	20	21,657	5,203
Finance costs	18	15,061	14,664
Income tax expense	19	147,018	93,663
Impairment (reversal) loss	5	(341,110)	193,564
Unrealized foreign exchange loss (gain)		3,898	(16,940)
Unrealized fair value gain on financial asset related to the Additional Royal Gold Agreement	24	(2,999)	(23,500)
Gain on sale of Greenstone Partnership	6	(50,545)	(63,088)
Other		(1,971)	677
Reclamation payments	13	(5,319)	(9,539)
Cash provided by operating activities prior to changes in working capital and income taxes paid		477,834	380,500
Income taxes paid		(88,908)	(109,109)
Other changes in working capital	21	(40,294)	27,010
Cash provided by operating activities		348,632	298,401

Investing activities
Property, plant and equipment additions		(253,612)	(159,791)
Proceeds from disposition of property, plant, and equipment		287	959
Payment related to settlement of the obligation under Additional Royal Gold Agreement	24	(43,101)	(24,500)
Payment of transactions costs related to the Additional Royal Gold Agreement		—	(2,521)
Proceeds from sale of Greenstone Partnership	6	41,044	—
Purchase of equity investments	24	(48,535)	(7,349)
Cash used in investing activities		(303,917)	(193,202)

Financing activities
Dividends paid	20	(41,116)	(43,510)
Payment of borrowing and financing costs		(2,030)	(2,115)
Repayment of lease obligations		(9,034)	(7,675)
Proceeds from common shares issued	20	5,412	3,886
Payment for common shares repurchased	20	(93,689)	(44,053)
Cash used in financing activities		(140,457)	(93,467)
(Decrease) increase in cash and cash equivalents during the period		(95,742)	11,732
Cash and cash equivalents at beginning of the period		624,673	612,941
Cash and cash equivalents at end of the period		$528,931	$624,673

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2025	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916
Net earnings	—	—	—	—	583,988	583,988
Other comprehensive loss	—	—	—	(38,168)	—	(38,168)
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 20)	(11,493,316)	(95,388)	—	—	—	(95,388)
Related to the effect of share repurchase liability (note 20)	—	(14,135)	—	—	—	(14,135)
Share-based compensation expense	—	—	2,954	—	—	2,954
Issued on exercise of stock options	712,278	5,827	(1,621)	—	—	4,206
Issued under the employee share purchase plan	217,246	1,500	—	—	—	1,500
Issued on redemption of restricted share units	338,867	2,540	(2,535)	—	—	5
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(41,116)	(41,116)
Balance at December 31, 2025	199,806,355	$727,038	$30,945	$(49,363)	$1,351,142	$2,059,762

Balance at January 1, 2024	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
Net earnings	—	—	—	—	80,394	80,394
Other comprehensive loss	—	—	—	(18,646)	—	(18,646)
Transaction with shareholders:
Repurchase of shares - NCIB (note 20)	(6,731,430)	(44,053)	—	—	—	(44,053)
Related to the effect of share repurchase liability (note 20)	—	481	—	—	—	481
Share-based compensation expense	—	—	2,914	—	—	2,914
Issued on exercise of stock options	592,283	4,249	(1,212)	—	—	3,037
Issued under the employee share purchase plan	165,373	1,041	—	—	—	1,041
Issued on redemption of restricted share units	507,921	3,440	(3,424)	—	—	16
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(43,510)	(43,510)
Balance at December 31, 2024	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916
The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. The Company also owns and operates a Molybdenum Business Unit, which includes a metallurgical processing facility and two primary molybdenum properties in North America.
2. Basis of presentation
a.Statement of Compliance
The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 19, 2026.
b.Basis of Presentation
Overview
These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”) with all amounts rounded to the nearest thousand, except where otherwise noted. References to C$ are to Canadian dollars.
Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the consolidated statements of earnings and comprehensive income. Any investment retained is recognized at fair value.

Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.
A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 75% interest in the Endako Mine is accounted for as a joint operation.
3. Summary of material accounting policies
The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.
a.Business combinations
The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.
Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of earnings and comprehensive income if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b.Foreign currency
The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company’s operations is the United States dollar (“USD”).

Foreign currency transactions are translated into the Company’s functional currency as follows:

•Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
•Monetary items are translated at the closing rate in effect at the statement of financial position date.
•Revenue and expense items are translated using the exchange rate applicable to the transaction date.
c.Cash and cash equivalents
Cash and cash equivalents comprise cash balances and short-term investments with original maturities of approximately three months. Cash and cash equivalents are classified as financial assets carried at amortized cost.
d.Inventories
Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold-in-carbon, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value (“NRV”).
The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization (“DDA”) of mining assets. The cost of molybdenum inventory includes amounts paid and payable for molybdenum concentrate as well as costs associated with beneficiation and roasting.
NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of earnings and comprehensive income in the period that the write-down or reversal occurs.
Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.
e.Property, plant and equipment
Construction-in-progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.
Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared, and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. Majority of expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds received from mineral sales made prior to a mine being capable of operating at levels intended by management are recognized in revenue from mining operations. Costs related to those sales are recognized in production costs.
Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.
Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Buildings, plant and equipment
Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of earnings and comprehensive income in the year the asset is de-recognized.
Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Where an item of buildings, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as buildings, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s buildings, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.
The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years
Mineral properties
The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•Substantial completion of the construction activities;
•Ability to produce minerals in saleable form (within specifications);
•Completion of a reasonable period of testing of mine plant and equipment; and
•Ability to sustain ongoing production of minerals.
After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Sales are recognized as revenues and production costs as a component of cost of sales, and amortization of capitalized costs in property, plant and equipment commences.
Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.
Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Stripping costs incurred in the production phase provide a future economic benefit when:

•It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably by the Company.
Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.
When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.
Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.
f.Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company primarily uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

•The contract involves the use of an explicitly or implicitly identified lease;
•The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
•The Company has the right to direct the use of the asset.
If a contract is assessed to contain a lease, a lease liability and right-of-use (“ROU”) asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).
ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.
After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.
g.Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units (“CGUs”) for impairment testing purposes. The recoverable amount is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of earnings and comprehensive income in the period in which they occur. The Company applies the impairment loss to the CGU’s long-lived assets based on their carrying amounts on a pro-rata basis.
Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, expenditures underlying the estimate of recoverable value, value per in-situ gold equivalent ounce estimates, production levels and capital equipment values are subject to risks and uncertainties.
CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of earnings and comprehensive income in the period in which they occur.
h.Provision for reclamation
Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment, and are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, and ongoing water treatment and monitoring of closed mines. Costs included in the provision encompass all closure and

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks of each particular operation. Provisions for reclamation are measured at the expected value of future cash flows adjusted for the impact of short and long-term inflation and discounted to their present value using a pre-tax risk-free discount rate.
Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates, inflation rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to $nil and the remaining adjustment is included in the consolidated statements of earnings and comprehensive income. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in the consolidated statements of earnings and comprehensive income.
The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of earnings and comprehensive income.
i.Contingent liabilities and other provisions
Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of earnings and comprehensive income.
Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
j.Share-based compensation

The long-term incentive plan (“LTIP”) effectively replaced the Company’s legacy plans (“Legacy Plans”). Share-based compensation awards granted under the Legacy Plans remain outstanding and governed by the respective terms of such plans, but no new awards are to be granted under any of the Legacy Plans.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Employee Stock Options
Stock options are equity-settled share-based compensation awards and are administered in a similar fashion under LTIP and Legacy Plans. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Stock options vest over three years whereby 33% vest on each anniversary of the grant date. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.
Performance Share Units
A Performance Share Unit (“PSU”) represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model. Under LTIP, 100% of awards vest after three years following the grant year. Under the Legacy Plans, awards vest over three years whereby 50% vest on December 31 of the year following the grant year (“end of year 2”) and the remaining 50% vest on December 31 of the subsequent year (“end of year 3”). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra’s total shareholder return performance relative to a selected peer group and relevant market indices, including the Global Gold Index and the Base Metals Index, over the applicable performance period.
Deferred Share Units
Deferred Share Units (“DSUs”) are administered in a similar fashion under LTIP and Legacy Plans. Directors of the Company elect to receive all or a portion of their annual director fees, as deferred share units. DSUs are settled in cash and are accounted for under the liability method. DSUs cannot be converted to shares by the unit holder or by the Company. DSUs cannot be redeemed until a director no longer holds any position with the Company, and can be redeemed no later than December 15 of the following year in which the director ceased to hold all positions in the Company, unless otherwise stated in a grant agreement. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.
Restricted Share Units (“RSUs”)
Executive RSUs granted under the LTIP are equity-settled share-based compensation awards. The Executive RSUs vest over three years whereby 33% vest on each of the annual vesting dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the Legacy Plans are equity-settled share-based compensation awards. Employee RSU holders had an option to elect to receive a portion of their annual incentive payments for

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
that year as Employee RSUs and the Company matched 50% of the Employee RSUs granted to Employee RSU holders. Employee RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the LTIP are cash-settled share-based compensation awards. The Employee RSUs vest over three years whereby 33% vest on each of the annual vesting dates. The Employee RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Employee RSU. Under this method, the fair value of the Employee RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Directors of the Company elect to receive all or a portion of their annual retainer, as restricted share units. Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.
Discretionary RSUs are granted to certain employees of the Company and can be settled in cash or equity at the option of the Board of Directors, determined at the time of the grant. Discretionary RSUs vesting dates are defined by the Board of Directors at the time of the grant. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.
Employee Share Purchase Plan
Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.
Dividends
When cash dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date. Under the ESPP, cash dividends paid with respect to shares held in the ESPP accounts are automatically reinvested in shares. Such dividend shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP shares as the case may be.
k.Revenue recognition from contracts with customers
The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the London Bullion Market Association (“LBMA”) morning spot price stipulated in the agreement with the Central Bank of the Republic of Türkiye (“Central Bank”). Gold doré is sent to a refinery and the Central Bank has the right of first refusal on the purchase of the gold produced. If the Central Bank exercises this right, the finished gold is delivered. If the gold doré is not purchased by the Central Bank, it is sold to a buyer via the refining facility on the Borsa Istanbul at spot prices. Payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.
Revenues from the Company’s concentrate sales and molybdenum product sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.
In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming agreement (“Mount Milligan Mine Streaming Agreement”) with RGLD Gold AG and Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the Mount Milligan Mine Streaming Agreement, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold paid US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented, which is recorded to revenue. On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with Royal Gold (note 24), revising some of the above described terms.
Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Mount Milligan Mine Streaming Agreement, are determined for each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange (“LME”) copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Mount Milligan Mine Streaming Agreement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.
Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME, spot gold prices on the LBMA or spot molybdenum prices on the LME (Platts). The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
•the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
•the most likely amount method: the amount determined most likely to be received.

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of the income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.
l.Exploration and evaluation expenditures
Exploration and evaluation expenditures are the costs incurred on the search and evaluation for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.
Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.

When an asset is ceases to be classified as an exploration and evaluation asset, any capitalized exploration and evaluation asset must be tested for impairment.
m.Earnings per share
Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.
The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options and RSUs outstanding. Under the treasury stock method:

•The exercise of stock options and RSUs is assumed to occur at the beginning of the period;
•The proceeds from the exercise of stock options and RSUs plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
•The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
n.Income taxes
Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of earnings and comprehensive income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result from the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.
Deferred tax is not recognized for:

•Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
•Taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.
o.Derivative instruments and hedge accounting
The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel or fuel) and fluctuations in other currencies compared to the US dollar.
Non-derivative financial assets
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, unrealized gains or losses related to changes in fair value of non-derivative financial instruments are reported in the consolidated statements of earnings and comprehensive income.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Non-derivative financial liabilities
Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.
Hedge derivatives
The Company applies hedge accounting to the following derivative instruments:

•Copper contracts, which hedge a portion of the copper components of its future concentrate sales, that are not subject to the streaming agreement with Royal Gold at the Mount Milligan Mine (“copper contracts”);
•Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its operations (“fuel hedge contracts”);
•Foreign exchange contracts to hedge a portion of its future Canadian-denominated expenditures (“foreign exchange contracts”); and,
•Gold contracts, to hedge a portion of its future gold sales.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
The Company’s copper and gold contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive earnings. The amounts accumulated in other comprehensive earnings are reclassified to the consolidated statements of earnings and comprehensive income, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized. Fair value changes for copper and gold contracts are reclassified to revenue, fuel contracts to production costs, and foreign exchange contracts to production costs, corporate administration or care and maintenance costs.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of income and comprehensive income. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive earnings remain in other comprehensive earnings until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of earnings and comprehensive income as other income or expense immediately.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of earnings and comprehensive income.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in consolidated statements of earnings and comprehensive income as other non-operating expenses, while changes in the fair value of spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Equity Investments

Equity investments expected to be held for more than twelve months after end of the reporting period are classified as non-current financial assets, and an irrevocable election has been made to measure certain securities at fair value through other comprehensive income. The unrealized gains or losses related to changes in fair value of the these investments are reported through other comprehensive income line in the consolidated statements of earnings and comprehensive income. The election is made on an investment-by-investment basis. Equity investments not expected to be held for more than twelve months are classified as current financial assets and are recorded at fair value through profit and loss.

Recently Issued and Accounting Pronouncements

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company understands that this standard will result in disclosure changes and the Company is currently performing a detailed assessment to understand the impact of the new standard on its consolidated financial statements and related disclosures.. The Company intends to complete a preliminary assessment of the impact of the new standard on the presentation of its financial statements and management-defined performance measures (“MPM”) in the first quarter of 2026.

Management will apply this standard from its effective date of January 1, 2027, with comparative information restated for the year ended December 31, 2026.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s accounting policies, which are described in

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.
i.Impairment and impairment reversal of long-lived assets
Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired or reversal of impairment. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the Company’s market capitalization relative to its net asset carrying value, prolonged significant changes in commodity prices, discount rates and significant changes to life-of-mine plans. When completing an impairment test or impairment reversal test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, closure and environmental remediation costs, value per in-situ gold equivalent ounce estimates and capital equipment values. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where limited, dated or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease or increase the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment loss or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.
ii.Provision for reclamation
Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.
Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
iii.Deferred income taxes
The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the range of next three years and life of mine of a given asset to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to utilize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from such deferred income tax assets.
iv.Mineral reserves and resources estimation
The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, capital expenditures, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.
Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

•The carrying value of the Company’s property, plant and equipment may be affected due to changes in estimated future cash flows;
•Depreciation, depletion and amortization charge of assets using the units-of-production method;
•Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
•Estimated timing and costs of reclamation activities;
•Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
•Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.
v.Additional Royal Gold Agreement

On February 13, 2024, the Company and its subsidiary TCM entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine (refer to note

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
24a). Significant judgment was required to determine accounting for the contract, including the conclusion that it is a modification of a contract with a customer, under IFRS 15, Revenue recognition from contracts with customers, whereby the Company received consideration in the form of a financial asset. Significant judgment was also required to determine whether all the cash flows in the Additional Royal Gold Agreement should be accounted for as a single financial asset under IFRS 9, Financial Instruments. In addition, significant judgment was required to determine the basis for the initial valuation of the financial asset, including, among other things, Mount Milligan Mine’s life of mine viewed from the perspective of the specific market participant deemed most relevant for this transaction. Measurement of the financial asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the financial asset, including a change in the life of mine, could have a material impact on the fair value of the financial asset. Refer to note 24a for key assumptions and estimation used in determining the fair value of the financial asset.
vi.Sale of Greenstone Partnership

On November 6, 2024, the Company recognized an additional gain on the sale of Greenstone Partnership and an associated contract asset, representing the amount due from Equinox Gold Corp (“Equinox”) based on payments contingent on achieving certain production milestones. Significant judgment was required to determine the removal of the significant uncertainty constraining the cumulative production milestones to be met by the Greenstone Mine. Measurement of the contract asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the contract asset, could have a material impact on the expected value of the contract asset. Refer to note 6 for summary of the sale, key assumptions and estimation used in determining the expected value of the contract asset.
5. Impairment Reversal
Kemess Project
During 2022 and 2023, the Kemess Project remained under care and maintenance with limited advancement activities. The identification of the Kemess Project as non-core in 2022 and subsequent reduction to the mineral resource estimate in 2023 were considered indicators of impairment, resulting in impairment tests in both periods. These assessments resulted in the recognition of impairment losses of $145.9 million ($138.2 million, net of tax) in 2022 and $30.0 million in 2023, as the carrying amount exceeded the estimated fair value less costs of disposal.
During 2025, the Company continued to optimize the project and advance Preliminary Economic Assessment (“PEA”) studies and continued the drilling campaign at site. Due to these advancing studies, increased gold and copper prices and the change in mining-method approach, the project economics significantly improved. The Company also published an updated resource estimate which was significantly higher than the resource estimate when the last impairment was recorded. As a result, the Company identified an indicator of impairment reversal and performed the test in the fourth quarter of 2025.
The estimated recoverable amount of the Kemess Project as at December 31, 2025 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, foreign exchange rates, discount rate and conversion of resources to reserves. Changes in any of

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. In addition, the valuation of the capital equipment on site estimated the value of the equipment on site based on its age, condition, and other factors. The key assumptions used in the impairment test for the Kemess Project are summarized in the table below:

2025
Gold price per oz - long term	$3,000
Copper price per oz - long term	$4.50
Gold production (thousands of ounces)	2,323
Copper production (millions of pounds)	851
Foreign exchange rate - long term (US$:C$)	1.38
Discount rate	8.5%
As the Kemess Project’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $147.6 million ($144.8 million, net of tax) was recognized in the impairment reversal line item in the consolidated statements of earnings and comprehensive income and reflected in the "Corporate and other” category in the Company’s segment disclosure (note 26). The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Key assumptions
The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•Gold and copper prices estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•Foreign exchange rate estimates are based on the outlook of industry analysts;
•Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company’s expected development plans and development timeline to construct the necessary infrastructure and start production. The production levels used were consistent with the modeled resources and the expected resource-to-reserve conversion, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed.
•The valuation of the capital equipment on site estimated the value of the equipment on site was based on its age, condition, refurbishment costs and other factors;
•A real after-tax discount rate was based on the Company’s estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Kemess Project.
Goldfield Project
In the fourth quarter of 2024, following the completion of the updated mineral resource estimate, the Company determined that, based on the size and quality of the resource as well as the associated capital requirements, development of the project on a stand-alone basis was not economically viable under prevailing long-term gold price assumptions. The Company identified this as an indicator of impairment, performed an impairment test and concluded that the carrying amount of the Goldfield Project exceeded

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
its estimated recoverable amount and recognized an impairment loss of $193.6 million during the year ended December 31, 2024.
During 2025, the Company completed additional technical studies and project optimizations on the Goldfield Project which in conjunction with a significant increase in long-term gold prices, significantly improved the economics of the project. On August 6, 2025, the Company’s Board of Directors approved the construction of the Goldfield Project and the Company announced the results of a technical study outlining strong economics for the Goldfield Project. Concurrent with the construction decision, the Company entered into zero-cost gold collars to hedge a portion of the commodity price risk, protect margins, safeguard economics in the early years of the Goldfield Project, and expedite the capital payback period. The Company identified the construction decision as an indicator of impairment reversal for the Goldfield Project and completed an impairment reversal test in the third quarter of 2025. See note 24 for the details of the Company’s hedging program related to the Goldfield Project.
The estimated recoverable amount of the Goldfield Project as at August 6, 2025 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plan. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. The key assumptions used in the impairment test for Goldfield Project are summarized in the table below:

2025
Gold price per oz - medium term(1)	$2,850 - $3,050
Gold price per oz - long-term(1)	$2,650
Gold production (thousands of ounces)	533
Discount rate	8.5%
(1)Gold prices represent anticipated realized metal prices as at June 30, 2025. Medium term represents the early production years 2028 to 2030, whereas long term represents years from 2031 to the end of life of mine. Prices selected for 2029 and 2030 were developed in consideration of real hedged floor price of the zero-cost collars entered into for hedging purposes.
As the Goldfield Project’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $193.5 million was recognized in the impairment reversal line item in the consolidated statements of earnings and comprehensive income and reflected in the "Corporate and other” category in the Company’s segment disclosure (note 26). This impairment reversal represents the full reversal of prior impairment allocated to long-lived assets, as adjusted for depreciation, depletion and amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Key assumptions
The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company’s expected development plans and

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
development timeline to construct the necessary infrastructure and start production. The production levels used were consistent with the reserves volumes developed as part of the Company’s process for the estimation of mineral reserves and resources;
•A real after-tax discount rate was based on the Company’s estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Goldfield Project.

6. Sale of Greenstone Partnership
In 2021, the Company sold its interest in the Greenstone Partnership for consideration which included contingent payments dependent on achieving certain cumulative production milestones. On November 6, 2024, Equinox Gold Inc. (“Equinox”), the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized an additional gain on the sale of Greenstone Partnership of $62.3 million and a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset is re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership.
On September 25, 2025 the Greenstone Mine achieved the first production milestone removing the constraint on the first tranche of the amount due from Equinox. On October 2, 2025, Equinox paid $41.0 million to the Company. The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (ii) 500,000 ounces; and, (iii) 700,000 ounces have been achieved. The amounts are payable in 11,111 ounces of physical gold or US dollars, equal to the product of 11,111, representing the ounces deliverable per each cumulative production milestone, and the 20-day average gold market price on the business day immediately prior to the date of the payment.
The table below summarizes changes in the contract asset included in other current assets and other non-current assets in the Company’s consolidated statements of financial position. The determination of other current and other non-current assets was based on the expected timing of receipt of contingent payments due from Equinox.

Balance, November 6, 2024	$62,280
Remeasurement gain	808
Balance, December 31, 2024	$63,088
Remeasurement gain	50,545
Settlements during the period	(41,044)
Balance, December 31, 2025	$72,589
Current portion of amount due from Equinox (note 9)	$37,519
Non-current portion of amount due from Equinox (note 11)	$35,070

The most likely amount of the contract asset was determined using a discounted cash flow method. The key assumptions used in the measurement of the remaining contract asset are summarized in the table below:

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

	December 31, 2025	December 31, 2024
Gold price per oz	$3,430 - $3,520	$2,000
Timing of receipt of remaining contingent payments	2026 to 2027	2025 to 2026
Discount rate	5.56%	5.56%

Key assumptions

The determination of the most likely amount of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company applied the variable consideration constraint in accordance with IFRS 15 Revenue recognition from contracts with customers through developing an established range of data points between the minimum and median of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
•Expected timing of receipt of contingent payments were determined using the most recent production and public guidance disclosures for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
•Discount rate was based on a credit-risk adjusted rate representing the broader mining industry. This discount rate is not subject to change as the asset is re-measured on a periodic basis.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.

7. Amounts receivable

	2025	2024
Gold and copper concentrate sales receivable(1)	$53,324	$23,395
Molybdenum sales receivable(1)	74,661	47,302
Consumption and income tax receivables	5,738	2,274
Other receivables	3,793	2,070
Total amounts receivable	$137,516	$75,041
(1)Includes provisionally-priced receivables subject to mark-to-market adjustment (note 24c).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
8. Inventories

	2025	2024
Stockpiles of ore	$56,791	$34,709
Gold in-circuit	29,650	4,321
Ore on leach pads	21,295	30,563
Gold doré	—	2,823
Copper and gold concentrate	17,164	9,016
Molybdenum inventory(1)	127,604	69,823
Total product inventories	252,504	151,255
Supplies (net of provision)(2)	81,211	82,994
Total inventories	$333,715	$234,249
(1)Includes a positive fair value adjustment of $0.6 million (2024 - positive $0.2 million).
(2)Net of a provision for supplies inventory obsolescence of $2.9 million as at December 31, 2025 (December 31, 2024 - $2.3 million ). The non-current portion of supplies inventory is included in other non-current assets.
9. Other current assets and liabilities

	2025	2024
Other current assets
Due from Equinox (1)	$37,519	$42,638
Prepaid insurance expenses	9,229	8,496
Deposits for consumable supplies	1,924	2,655
Prepaid assets	6,156	1,001
Other	554	554
Total other current assets	$55,382	$55,344
Other current liabilities
Current portion of lease obligations (note 14)	$7,924	$6,393
Current portion of provision for reclamation (note 13)	—	5,113
Share repurchase liability (note 20)	21,733	7,597
Other	2,327	245
Total other current liabilities	$31,984	$19,348
(1)Relates to the current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership expected to be received in the next twelve months (note 6).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
10. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2024	$1,186,601	$602,104	$79,842	$70,456	$1,939,003
Additions	5,451	5,433	23,115	140,787	174,786
Disposal	(3,490)	—	—	—	(3,490)
Transfers	102,933	—	—	(102,933)	—
Balance December 31, 2024	$1,291,495	$607,537	$102,957	$108,310	$2,110,299
Additions	6,997	19,006	19,900	249,635	295,538
Disposal	(8,962)	—	—	(36)	(8,998)
Transfers	97,748	2,786	—	(100,534)	—
Balance December 31, 2025	$1,387,278	$629,329	$122,857	$257,375	$2,396,839

Accumulated depreciation and other charges
January 1, 2024	$494,009	$146,036	$44,749	$16,703	$701,497
Charge for the year	93,215	18,948	5,932	—	118,095
Disposals	(3,152)	—	—	—	(3,152)
Impairment (2)	54	187,852	—	4,417	192,323
Balance December 31, 2024	$584,126	$352,836	$50,681	$21,120	$1,008,763
Charge for the year	99,809	19,330	16,967	—	136,106
Disposals	(8,556)	—	—	—	(8,556)
Impairment reversal(3)	(61,433)	(278,441)	—	—	(339,874)
Balance December 31, 2025	$613,946	$93,725	$67,648	$21,120	$796,439

Net book value
Balance January 1, 2025	$707,369	$254,701	$52,276	$87,190	$1,101,536
Balance December 31, 2025	$773,332	$535,604	$55,209	$236,255	$1,600,400
(1)Includes exploration and evaluation assets related to the Goldfield Project and Kemess Project.
(2)Relates to impairment of the Goldfield Project (note 5).
(3)Relates to impairment reversal of the Goldfield Project and Kemess Project (note 5).

For the year ended December 31, 2025, $295.5 million (2024 - $174.8 million) of additions were capitalized to PP&E. For the year ended December 31, 2025, the Company entered into lease arrangements resulting in right-of-use asset additions of $6.3 million (2024 - $4.8 million) and disposed of PP&E with a carrying value of $0.4 million (2024 – $0.3 million). The net gain on disposal of $0.2 million (2024 – net gain of $0.6 million) was recorded in the other non-operating income line item in the consolidated statements of earnings and comprehensive income.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
11. Other non-current assets and liabilities

	2025	2024
Other non-current assets
VAT and other tax receivables(1)	$6,413	$10,469
Non-current supplies inventory	346	1,732
Due from Equinox(2)	35,070	20,450
Other	2,020	749
Total other non-current assets	$43,849	$33,400

Other non-current liabilities
Non-current portion of lease obligations	$10,867	$13,713
Non-current portion of deferred revenue(3)	24,362	20,187
Post-retirement benefits	2,312	1,634
Total other non-current liabilities	$37,541	$35,534
(1)Includes amounts related to the Öksüt Mine.
(2)Relates to the non-current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership (note 6).
(3)Relates to the Additional Royal Gold Agreement (note 24a).

12. Accounts payable and accrued liabilities

	2025	2024
Trade payables and accruals(1)	$150,754	$79,581
Royalties payable (2)	77,295	63,192
Wages, salaries and benefits payable(3)	26,729	13,594
Amount due on the settlement of derivatives	46	84
Amount due to Royal Gold(4)	97,113	69,885
Liability for share-based compensation (note 20)	17,757	6,758
Total accounts payable and accrued liabilities	$369,694	$233,094
(1)Includes $61.7 million of provisionally-priced payables in the Molybdenum BU due to higher inventory purchases to support capacity ramp-up, subject to fair value adjustment as at December 31, 2025 (2024 - $10.5 million) (note 24c).
(2)Includes amounts related to the Öksüt Mine.Includes amounts related to the Öksüt Mine, payable to the Turkish government authorities and amounts related to the Mount Milligan Mine, payable to H.R.S. Resources Corp, inclusive of the amount accrued on the account of the recent judgment rendered by the Court of Appeal for British Columbia (note 22).
(3)Includes amounts related to vested but not yet paid awards.
(4)Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
13. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	2025	2024
Development, exploration, care and maintenance sites (1)
Balance, beginning of year	$176,579	$218,330
Changes in cost estimates	8,519	(3,905)
Changes in discount rate	(8,975)	(26,755)
Accretion	7,205	7,240
Liabilities settled	(5,319)	(9,539)
Foreign exchange revaluation	5,330	(8,792)
Balance, end of period	$183,339	$176,579
Operating sites (1)
Balance, beginning of year	$94,729	$82,323
Changes in cost estimates	9,956	15,185
Changes in discount rate	116	(2,700)
Accretion	4,005	3,052
Foreign exchange revaluation	2,307	(3,131)
Balance, end of period	$111,113	$94,729

Current portion of reclamation provision	—	5,113
Non-current portion of reclamation provision	294,452	266,195
Total provision for reclamation	$294,452	$271,308
(1)Development, exploration and care and maintenance sites include the Endako Mine, Thompson Creek Mine, Kemess Project and Goldfield Project. Operating sites include the Mount Milligan Mine and Öksüt Mine.

The range of the nominal risk-free interest rate used in discounting the reclamation provision are presented below:

	As at December 31, 2025			As at December 31, 2024
Range of nominal risk-free interest rate applied	3.56%	to	4.84%	3.34%	to	4.78%

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b. Reclamation recovery
The recovery relating to the exploration and care and maintenance sites are attributable to the following factors:

	2025	2024
Changes in cost estimates	$641	$(6,184)
Changes in discount rate	(7,723)	(20,555)
Other	(398)	1,479
Total reclamation recovery	$(7,480)	$(25,260)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2025, the Company has provided the regulatory authorities with $272.7 million (December 31, 2024 - $249.6 million) in reclamation bonds and letters of credit for mine closure obligations.
14. Leases
The following table is a maturity analysis of the Company’s contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2025	2024
Less than one year	$9,164	$7,647
One to three years	11,343	10,468
More than three years	1,913	5,005
Total undiscounted lease obligations	$22,420	$23,120
The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

	2025	2024
Beginning balance	$20,885	$23,877
Additions	5,955	4,656
Amortization	(8,199)	(7,648)
Ending balance	$18,641	$20,885

The following table sets out the lease obligations included in the consolidated statements of financial position:

	2025	2024
Current (note 9)	$7,924	$6,393
Non-current (note 11)	10,867	13,713
Total lease obligations	$18,791	$20,106

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The amounts recognized in the consolidated statements of earnings and comprehensive income related to lease obligations are as follows:

	2025	2024
Interest expense on lease liabilities	$1,446	$1,090
Amortization of ROU assets	8,199	7,648
Variable lease payments not included in the measurement of lease liabilities	41,979	39,680
Expenses relating to leases of low-value assets and short-term leases	6,446	5,130
Total recognized in the consolidated statements of earnings and comprehensive income	$58,070	$53,548
15. Revenue
Total revenue consists of the following:

	2025	2024
Gold revenue	$757,167	$748,874
Copper revenue	178,503	186,856
Molybdenum revenue	342,946	242,596
Other by-product revenue(1)	27,999	18,824
Revenue from contracts with customers	$1,306,615	$1,197,150
Provisional and final pricing adjustment on concentrate sales(2)	73,193	20,932
Metal content adjustments on concentrate sales	4,754	(3,579)
Total revenue	$1,384,562	$1,214,503
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 11.5 million pounds of copper, 35,004 ounces of gold, and 79,710 pounds of molybdenum (December 31, 2024 - 20.1 million pounds of copper, 48,541 ounces of gold, and 49,572 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

	2025	2024
Gold revenue	$812,041	$764,925
Copper revenue	198,151	187,944
Molybdenum revenue	342,980	242,382
Other by-product revenue	31,390	19,252
Total revenue	$1,384,562	$1,214,503

Customer Information
The following table presents sales to the individual customers that exceed 10% of total revenue:

	Region	2025	2024
Customer 1	Türkiye	$378,560	$466,032
Customer 2	Canada	366,978	246,311
Customer 3	Canada	126,949	117,364
Total sales to customers exceeding 10.0% of total revenue		$872,487	$829,707
Percentage of total revenue		63.0%	68.3%

16. Other operating expenses

	2025	2024
Selling and marketing(1)	$11,324	$10,683
Study costs(2)	3,086	12,112
Unrealized gain on financial asset related to the Additional Royal Gold Agreement (note 24a)	(2,999)	(23,500)
Transaction costs related to the Additional Royal Gold Agreement (note 24a)	—	2,521
Other, net	1,175	605
Other operating expenses	$12,586	$2,421
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Relates mostly to the site studies at the Mount Milligan Mine for the year ended December 31, 2024.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
17. Other non-operating income

	2025	2024
Interest income(1)	$(20,797)	$(30,054)
Foreign exchange loss (gain) (2)	853	(21,812)
Unrealized (gain) loss on equity investments (3)	(8,837)	1,105
Gain on sale of PP&E	(200)	(603)
Other expenses	3,205	2,248
Other non-operating income	$(25,776)	$(49,116)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess project.
(3)Relates to short-term equity investments designated as fair value through profit and loss.
18. Finance Costs

	2025	2024
Standby and transaction fees	$2,025	$2,028
Accretion expense on the provision for reclamation	11,210	10,292
Interest expense on lease liabilities	1,446	1,090
Other financing fees	380	1,254
Total finance costs	$15,061	$14,664
19. Income Taxes
a.Income tax expense

	2025	2024
Current income tax expense	$98,785	$87,456
Deferred income tax expense	48,233	6,207
Total income tax expense	$147,018	$93,663
Income tax expense attributable to each geographical jurisdiction for the Company is as follows:

	2025	2024
Türkiye	$90,717	$79,769
Canada	56,301	13,894
	$147,018	$93,663

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Income tax expense differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2025	2024
Earnings before income tax	$731,006	$174,057

Income tax at statutory tax rate of 26.5%	193,716	46,125
Increase (decrease) due to:
Difference between Canadian and foreign tax rates(1)	3,166	12,789
Change in unrecognized deductible temporary differences(2)	(76,318)	31,673
Impact of foreign currency on deferred tax balances	19,143	(4,310)
Non-deductible costs	3,366	3,298
Local mining taxes	3,954	4,104
Other	(9)	(16)
Income tax expense	$147,018	$93,663
(1)Income tax expense in 2025 included $22.9 million withholding tax expense (2024 - $15.0 million withholding tax expense) related to the Öksüt Mine.
(2)The change in unrecognized deductible temporary differences consists of $(36.3) million for Canada (December 31, 2024 - $(24.3) million), $(33.6) million for the United States (December 31, 2024 - $52.4 million) and $(6.4) million for Türkiye (December 31, 2024 - $3.6 million).
b.Deferred income tax assets and liabilities
The following are significant components of deferred income tax assets and liabilities:

	2025	2024
Deferred income tax assets
Provisions and Tax Credits	$48,600	$64,456
Tax losses	116,900	63,956
Total deferred income tax assets	$165,500	$128,412
Deferred income tax liabilities
Inventory	$(13,700)	$—
Property, plant and equipment	(152,800)	(71,679)
Investments in subsidiaries	(12,000)	(15,000)
Total deferred income tax liabilities	$(178,500)	$(86,679)
Net deferred income tax (liabilities) assets	$(13,000)	$41,733
The deferred income tax asset of $165.5 million is expected to be realized in more than one year. The deferred income tax liability of $178.5 million is expected to be realized in more than one year.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

	2025	2024
Deferred income tax assets	$24,899	$60,133
Deferred income tax liabilities	(37,899)	(18,400)
Net deferred income tax (liabilities) assets	$(13,000)	$41,733

A reconciliation of the movements of the net deferred income tax assets is provided below:

	2025	2024
Balance at the beginning of year	$41,733	$41,091
Deferred income tax expense recognized in the statements of earnings	(48,233)	(6,208)
Deferred income tax (expense) recovery recognized in other comprehensive (loss) income	(6,500)	6,850
Balance at the end of the year	$(13,000)	$41,733
The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

	2025	2024
Deductible temporary differences(1)	$414,400	$600,300
British Columbia mining tax deductible temporary differences	516,800	726,200
British Columbia mining tax credits	1,500	1,300
Capital losses	3,600	10,700
Total deductible temporary differences	$936,300	$1,338,500
(1)The deductible temporary differences consist of $273.5 million for Canada (December 31, 2024 - $245.6 million), $96.5 million for the United States (December 31, 2024 - $299.0 million) and $44.3 million for Türkiye (December 31, 2024 - $55.7 million).
The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses	2031	Thereafter	Total
Non-capital tax losses(1)
Canada	$28,162	$689,036	$717,198
United States	1,900	360,487	362,387
	$30,062	$1,049,523	$1,079,585
(1)Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2025.

The non-capital tax losses include $641.7 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $75.6 million that are restricted due to the change in ownership.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
20. Shareholder's equity
a.Repurchases and cancellation of shares
NCIB
On November 10, 2025, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 20,129,230 common shares in the capital of the Company during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026, representing approximately 10% of the public float.

During the year ended December 31, 2025, the Company repurchased and cancelled 11,493,316 common shares (2024 - 6,731,430 common shares) for a total consideration of $93.7 million (2024 - $44.1 million) at an average price of $8.15 (C$11.34) (2024 - $6.44, (C$8.81)) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On December 29, 2025, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $21.7 million (2024 - $7.6 million) during the period ending February 23, 2026.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.
b.Earnings per share
Computation for basic and diluted earnings per share:

	2025	2024
Net earnings	$583,988	$80,394
Dilutive impact related to the RSUs (1)	—	(2,588)
Dilutive impact related to the PSUs (2)	—	(1,435)
Diluted earnings	$583,988	$76,371
Basic weighted average common shares (in thousands)	204,662	213,494
Dilutive impact of stock options (in thousands)	280	32
Dilutive impact related to the RSUs (in thousands)(1)	645	1,661
Dilutive impact related to the PSUs (in thousands)(2)	—	1,088
Diluted weighted average common shares (in thousands)	205,587	216,275

Earnings per share:
Basic	$2.85	$0.38
Diluted	$2.84	$0.35
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
For the years ended December 31, 2025 and 2024, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities, excluded from the calculation, are summarized below:

	2025	2024
RSUs and PSUs excluded from earnings per share (in thousands)	1,772	—
ASPP impact excluded from earnings per share (in thousands)	1,509	1,336
c.Share-based compensation
The impact of share-based compensation as of and for the years ended December 31, 2025 and 2024 is summarized as follows:

	2025		2024
	Expense	Liability	Expense	Liability
Stock options	$978	$—	$1,946	$—
Performance share units(1)	6,753	4,719	126	2,425
Deferred share units	644	453	(259)	733
Restricted share units(1)	21,049	12,585	3,734	3,600
	$29,424	$17,757	$5,547	$6,758
(1) Includes $1.6 million (2024 - $0.3 million) recorded in production costs.
Employee Stock Options
Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.
Centerra’s stock options transactions during the year ended December 31, 2025 and 2024 were as follows:

	2025			2024
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Balance, January 1	2,542,451	C$	8.25	2,930,958	C$	8.60
Granted	891,969	8.41		737,202	7.01
Forfeited	(493,452)	(10.85)		(533,426)	(13.56)
Exercised	(712,278)	(8.23)		(592,283)	(6.96)
Outstanding, end of year	2,228,690	C$	7.99	2,542,451	C$	8.25
Options exercisable, end of year	932,539	C$	8.01	1,286,615	C$	9.23

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The weighted average market price of shares issued for options exercised in the year ended December 31, 2025 was C$13.43 (December 31, 2024 - C$8.57).
The following table summarizes information related to share options outstanding at December 31, 2025:

	Share options outstanding			Share options exercisable
Range	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price (C$/share)	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price (C$/share)
C$6.94 - C$6.95	418,067	4.40	$6.94	418,067	4.40	$6.94
C$6.96 - C$7.00	516,463	6.08	6.96	166,652	5.87	6.96
C$7.01 - C$8.18	187,404	5.53	7.29	110,993	5.48	7.31
C$8.19 - C$8.37	734,596	7.17	8.30	—	—	—
C$8.38 - C$19.03	372,160	4.53	10.33	236,827	3.33	10.96
Total	2,228,690	5.82	$7.99	932,539	4.52	$8.01
The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following assumptions:

	2025	2024
Expected stock price volatility	57.75% - 68.83%	58.42% - 65.53%
Risk-free interest rate	2.39% - 2.52%	2.62% - 3.90%
Expected life (in years)	3.8 - 4.8	3.8 - 4.8
Expected dividend yield	1.42% - 4.58%	3.46% - 4.89%
Exercise price (C$/share)	$8.30 - $19.03	$8.06 - $9.48
Performance Share Units
Centerra’s PSUs transactions during the years ended December 31, 2025 and 2024 were as follows:

Number of units	2025	2024
Balance, January 1	1,311,423	1,164,075
Granted	736,230	647,758
Exercised	(223,785)	(382,518)
Forfeited	(419,036)	(117,892)
Balance, December 31	1,404,832	1,311,423

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Deferred Share Units
Centerra’s DSUs transactions during the years ended December 31, 2025 and 2024 were as follows:

Number of units	2025	2024
Balance, January 1	256,344	274,061
Granted	34,391	47,975
Exercised	(87,015)	(65,692)
Balance, December 31	203,721	256,344
Restricted Share Units
Centerra’s RSUs transactions during the years ended December 31, 2025 and 2024 were as follows:

Number of units	2025	2024
Balance, January 1	2,019,092	1,923,358
Granted	1,336,170	1,365,280
Redeemed	(1,150,226)	(1,071,810)
Forfeited	(200,936)	(197,736)
Balance, December 31	2,004,100	2,019,092
d.ESPP
In 2025, 217,246 common shares were subscribed for under the ESPP (2024 – 165,373 common shares) for a value of $1.5 million (2024 – $1.0 million).
e.Dividends

On February 19, 2026, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on March 12, 2026.

21. Supplemental cash flow disclosure
a.Bank interest received
During the year ended December 31, 2025, the Company received bank interest included in interest income (note 17) in the amount of $20.1 million (2024 - $29.3 million).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b.Changes in working capital

	2025	2024
(Increase) decrease in amounts receivable	$(74,275)	$739
(Increase) decrease in inventories	(90,493)	7,335
Decrease (increase) in other current assets	7,274	(8,019)
Increase in accounts payable and accrued liabilities	117,200	26,955
Changes in working capital	$(40,294)	$27,010
c.Changes in liabilities arising from financing activities

	As at December 31, 2024	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2025
Lease obligations(1)	$20,107	$(9,034)	$5,955	$766	$997	$18,791
Total liabilities from financing activities	$20,107	$(9,034)	$5,955	$766	$997	$18,791
(1)Current portion of lease obligations included in other current liabilities (note 9). Non-current portion of lease obligations included in other liabilities (note 11).

	As at December 31, 2023	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2024
Lease obligations	$24,208	$(7,675)	$4,530	$(2,046)	$1,090	$20,107
Total liabilities from financing activities	$24,208	$(7,675)	$4,530	$(2,046)	$1,090	$20,107
22. Commitments and contingencies
Commitments
The Company had the following purchase commitments as of December 31, 2025, of which $53.5 million related to capital expenditures:

	2026	2027	2028	2029	Thereafter	Total
Purchase and capital commitments(1)	$534,659	$172,019	$—	$—	$—	$706,678
(1)Includes amounts contracted for molybdenum concentrate purchases at the Langeloth Facility of $605.3 million.
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty. The Company has been audited and reassessed by the British Columbia Ministry of Finance in respect of British Columbia mineral tax filings for the 2013 to 2019 taxation years. The Company believes the tax position it has taken is supportable and is disputing the reassessment. The Company does not expect the outcome of the reassessment to have a material effect on the Company’s financial statements.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S.. The B.C. Court of Appeal rendered a written decision on January 13, 2026, which determined that the Company should be calculating the royalty on the full amounts received from offtakers who purchase Mount Milligan concentrate, notwithstanding that under the Royal Gold Streaming Agreement, we are immediately required to use a portion of those proceeds to purchase gold and copper credits for delivery to Royal Gold. This decision overturned a previous written decision from the B.C. Supreme Court that stated, among other things, that the Company was correct to include the effect of the Royal Gold Streaming Agreement when calculating the royalty. The Company has until March 2026 to seek leave to appeal from the Supreme Court of Canada. The Company is currently assessing how to recalculate the royalty payments owed to H.R.S. historically and going forward but believes the potential exposure in relation to this claim from what the Company has accrued as of December 31, 2025, in the amount of $23.2 million is not materially different. Centerra expects that payment of amounts required by the B.C. Court Appeal’s decision to be made in the first quarter of 2026.
23. Related party transactions
Transactions with key management personnel
The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.
During the years ended December 31, 2025 and 2024, remuneration to key management personnel was as follows:
Compensation of key management personnel

	2025	2024
Director fees earned	$575	$552
Salaries and benefits, including severance	8,224	6,393
Share-based compensation	8,445	1,098
Total compensation	$17,244	$8,043

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
24. Financial instruments
The Company’s principal financial instruments include the Mount Milligan Mine’s financial asset related to the Additional Royal Gold Agreement, equity investments and derivative financial instruments. Financial instruments also comprise amounts receivable (including embedded derivatives) and accounts payable. The Company’s principal financial instruments not inclusive of amounts receivable and accounts payable are summarized in the table below:

	December 31, 2025	December 31, 2024
Other current financial assets
Current derivative instrument assets (note 24b)	$2,566	$625
Current equity investments (note 24d)	11,967	3,130
	14,533	3,755
Other non-current financial assets
Royal Gold financial asset (note 24a)	113,300	67,200
Non-current derivative instrument assets (note 24b)	255	17
	113,555	67,217
Non-current equity investments (note 24d)	105,870	9,785
Total other financial assets	$233,958	$80,757

Other current financial liabilities
Current derivative instrument liabilities (note 24b)	$16,346	$12,707
	16,346	12,707
Other non-current financial liabilities
Non-current derivative instrument liabilities (note 24b)	82,093	5,208
	82,093	5,208
Total other financial liabilities	$98,439	$17,915
The table below provides a breakdown of the changes in the fair value of derivative financial instruments and equity investments recognized in other comprehensive loss (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	2025	2024
Increase in fair value of derivative instrument liabilities	$(69,518)	$(13,836)
Increase in fair value of equity investments accounted through fair value through other comprehensive income	45,779	1,978
Reclassified to net earnings	(14,429)	(6,788)
Decrease in fair value of financial instruments and equity investments included in OCI(1)	$(38,168)	$(18,646)
(1)Includes tax expense of $6.5 million for the year ended December 31, 2025 (2024 - $(6.9) million tax recovery).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered. The Company accounts for the Additional Royal Gold Agreement as a financial asset and the fair value of the financial asset is re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.
On February 13, 2024, the Company and its subsidiary, TCM, entered into an Additional Royal Gold Agreement relating to the Mount Milligan Mine to increase cash payments for the Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold dependent on specific delivery milestones.
On September 11, 2025, the Company issued the Mount Milligan Mine pre-feasibility study (“MTM PFS”), confirming an extension of the life of mine. The fair value of the financial asset was re-measured at that time to incorporate the extension to the life of mine.

The following is a summary of the changes in the financial asset included in other assets in the Company’s consolidated statements of financial position:

Balance, February 13, 2024	$19,200
Settlements during the period(1)	24,500
Fair value adjustments	23,500
Balance, December 31, 2024	$67,200
Settlement of deferred gold consideration(2)	43,101
Fair value adjustments	2,999
Balance, December 31, 2025	$113,300
(1)Represents the initial cash payment made during the period.
(2)Represents the value of the delivery of the first deferred gold consideration, settled in gold ounces.
The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considers the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

During the quarter, the first tranche of the deferred gold consideration was settled with Royal Gold as a result of the first production milestone for the Greenstone Mine being achieved. See note 6.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The key assumptions used in the measurement of the financial asset are summarized in the table below:

	December 31, 2025	December 31, 2024
Gold price per oz - short-term (1)	$3,000 - $4,000	$2,400 - $2,625
Gold price per oz - long-term	$3,000	$2,100
Copper price per lb - long term	$4.50	$4.25
Timing of delivery of deferred gold consideration (range of years)	2026 to 2034	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	18.5%	12.0%
Discount rate	6.25% - 7.63%	6.75%
(1) Short-term represents the years 2026-2029 as at December 31, 2025 (2025-2028 as at December 31, 2024).
The fair value of the financial asset is most sensitive to the key assumptions summarized below:

	Hypothetical Change	Impact on Value
Copper price per lb	+/-$0.50/lb	+/- $19,570
Discount rate	+/-1%	+/- $18,930

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Included in the weighted-average cost of capital is the incremental premium reflecting risk associated with permitting and construction of the second tailings storage facility;
•Timing of deferred gold consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The life of mine plan was updated in the third quarter of 2025 when the Company issued the MTM PFS. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of threshold payments and free cash flows interest payments components of the financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

	December 31, 2025	December 31, 2024
Derivative instrument assets
Current
Foreign exchange contracts	$1,752	$—
Fuel contracts	—	28
Royal Gold deliverables(1)	814	597
	2,566	625
Non-current
Foreign exchange contracts	250	—
Fuel contracts	5	17
	255	17
Total derivative instrument assets	$2,821	$642

Derivative instrument liabilities
Current
Foreign exchange contracts	$259	$11,948
Fuel contracts	1,370	583
Royal Gold deliverables(1)	56	176
Gold contracts	14,661	—
	16,346	12,707
Non-current
Foreign exchange contracts	111	4,896
Fuel contracts	504	312
Gold contracts(2)	81,478	—
	82,093	5,208
Total derivative instrument liabilities	$98,439	$17,915
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.
(2)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of
$4,438 and $4,705, respectively.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Hedge derivatives

The derivative instruments outstanding as at December 31, 2025 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2026	2027	2028+	Type
Diesel Contracts
ULSD zero-cost collars(1)	Litres	$0.60/$0.67	$0.50/$0.57	$—	Fixed	5,008,500
ULSD swap contracts(1)	Litres	$0.60	$0.58	$—	Fixed	34,868,700
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.34/$1.39	$—	$—	Fixed	108,000,000
US$/C$ forward contracts	CAD	$1.37	$1.36	$—	Fixed	439,250,000
Gold Hedge Contracts
Öksüt Mine zero-cost collars	Ounces	$2,400/$3,696	—	—	Fixed	20,000
Goldfield Project zero-cost collars(3)	Ounces	—	—	$3,200/$4,575	Fixed	117,000
(1)Ultra-low sulfur diesel (“ULSD”).
(2)Total amounts expressed in the units identified.
(3)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,705, respectively.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations and estimated future diesel fuel purchases at the Thompson Creek Mine, to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.
Gold contracts
In 2024, the Company entered into zero-cost collar contracts related to the Oksut Mine for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives expire evenly through each year.
In conjunction with the decision to proceed with the Goldfield Project on August 6, 2025, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030 to protect project economics and support predictable cash flow during the ramp-up period. These contracts are expected to settle over time by the end of 2030.
The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the LBMA gold price in the case. The option collar contracts utilize a price floor, allowing for significant participation in upward price movements.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement.
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at December 31, 2025, are expected to settle by the end of the first quarter of 2026, and are summarized as follows:

Instrument	Unit	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	14,940
Copper forward contracts	Pounds	1,323,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2025:

	Fair value December 31, 2025	Fair value after increase of 10%	Fair value after decrease of 10%
Royal Gold deliverables	$758	$7,944	$(6,428)
Gold contracts	$(96,139)	$(143,361)	$(53,311)
Fuel contracts	$(1,869)	$212	$(3,967)
Foreign exchange contracts	$1,633	$43,883	$(32,606)
c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at December 31, 2025 and December 31, 2024, are summarized as follows:

	December 31, 2025	December 31, 2024
Trade receivables prior to mark-to-market adjustment	$50,407	$27,199
Mark-to-market adjustment related to gold and copper concentrate sold	11,500	(2,727)
Mark-to-market adjustment related to molybdenum products sold	697	(31)
Provisionally-priced trade receivables	$62,604	$24,441
As at December 31, 2025 and December 31, 2024, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Copper	Pounds	11,478,789	20,099,765	5.64	4.00
Gold	Ounces	35,004	48,541	4,338	2,641
Molybdenum	Pounds	79,710	49,572	22.57	21.39

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are recorded at fair value based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at December 31, 2025 and December 31, 2024, are summarized as follows:

	December 31, 2025	December 31, 2024
Accounts payable prior to fair value adjustment	$61,433	$10,298
Fair value adjustment to molybdenum concentrate	224	202
Provisionally-priced accounts payable	$61,657	$10,500
As at December 31, 2025 and December 31, 2024, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Molybdenum	Pounds	1,155,206	1,275,577	$21.49	$20.09
d. Equity Investments

	December 31, 2025	December 31, 2024
Current portion of equity investments	$11,967	$3,130
Non-current portion of equity investments (1)	105,870	9,785
Total equity investments	$117,837	$12,915
(1)Relates to the shares of publicly traded entities, measured at fair value through OCI, including the investment in Thesis Gold Inc. of $40.5 million and investment in Liberty Gold Corp. of $30.3 million as at December 31, 2025.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
e. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$113,300	$113,300
Provisionally-priced trade receivables	—	62,604	—	62,604
Equity investments	117,837	—	—	117,837
Derivative financial instruments	—	2,821	—	2,821
	$117,837	$65,425	$113,300	$296,562

Financial liabilities
Provisionally-priced accounts payable	$—	$61,657	$—	$61,657
Derivative financial instruments	—	98,439	—	98,439
	$—	$160,096	$—	$160,096

December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$67,200	$67,200
Provisionally-priced trade receivables	—	24,441	—	24,441
Equity investments	12,915	—	—	12,915
Derivative financial instruments	—	642	—	642
	$12,915	$25,083	$67,200	$105,198

Financial liabilities
Provisionally-priced accounts payable	$—	$10,500	$—	$10,500
Derivative financial instruments	—	17,915	—	17,915
	$—	$28,415	$—	$28,415
During the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Equity investments
Equity investments representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
25. Capital and financial risk management
The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by market uncertainty in inputs costs and revenue products within financial and commodity markets. The Company monitors and manages its financial and commodity risks in accordance with the financial risk management policy approved by the Company’s Audit Committee.
The Company is exposed to the following types of risk and manages them as follows:
a.Capital risk
The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
lease obligations, letters of credit and equity. The Company has a $400 million revolving credit facility (the “Corporate Facility”) which is undrawn as of December 31, 2025.
The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
b.Foreign currency risk
The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar, primarily the Canadian dollar and the Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company’s assets and liabilities.
The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2025, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would result in a before-tax impact a +/- $0.5 million gain/loss, inclusive of the impact of hedging strategies. Based on the Turkish lira denominated assets and liabilities as at December 31, 2025, 10% strengthening of the US dollar against the Turkish lira and 10% weakening of the US dollar against the Turkish lira would result in a before-tax impact of a +/- $0.1 million gain/loss on the unhedged currency.
c.Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The amount of interest generated from these investments is proportional to the current interest rate. As at December 31, 2025, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2025, a 1% change in interest rates would result in a $5.3 million change to interest income.
No amounts were drawn from the Company’s Corporate Facility as at December 31, 2025.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
d.Commodity price risk
The profitability of the Company’s operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold, copper and molybdenum. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.
Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.
To the extent that the price of gold, copper and molybdenum change over time, the fair value of the Company’s mineral assets and cash flows improve or decline. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into derivative contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream and fuel hedge contracts to mitigate commodity price risk. The Company will also at times utilize gold and copper contracts to secure the prices for a portion of anticipated sales from the Öksüt Mine, Goldfield Project or Mount Milligan Mine concentrate sales not subject to the Royal Gold stream.
e.Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s cash and cash equivalents, receivables from customers, and certain derivative instruments.
The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned counterparty limits and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.
f.Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, strategic equity investments, interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 14 and contractual maturities relating to derivative instruments are set out in note 24. Other financial liabilities have maturities within one year of December 31, 2025.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
As at December 31, 2025, the Company has available total liquidity of $928.9 million (December 31, 2024 - $1,024.7 million), comprising cash of $528.9 million (2024 - $624.7 million) and the Corporate Facility balance available to be drawn of $400.0 million (2024 - $400.0 million). Corporate Facility availability is reduced by outstanding letters of credit.
The Company believes its cash on hand, available cash from the Company’s Corporate Facility, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2026.
26. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Years ended December 31, 2025
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$444,991	$581,526	$358,045	$1,384,562	$—	$1,384,562
Cost of sales
Production costs	156,490	300,769	351,268	808,527	—	808,527
Depreciation, depletion and amortization	48,532	59,182	4,528	112,242	—	112,242
Earnings from mine operations	$239,969	$221,575	$2,249	$463,793	$—	$463,793
Exploration and evaluation costs	1,430	4,379	—	5,809	44,940	50,749
Corporate administration costs	—	—	—	—	32,369	32,369
Share-based compensation expenses	—	—	—	—	27,864	27,864
Care and maintenance expenses	—	—	5,788	5,788	13,281	19,069
Impairment reversal	—	—	—	—	(341,110)	(341,110)
Reclamation recovery	—	—	(3,525)	(3,525)	(3,955)	(7,480)
Other operating expenses	1,020	7,516	2,875	11,411	1,175	12,586
Earnings (loss) from operations	$237,519	$209,680	$(2,889)	$444,310		$669,746
Gain on sale of Greenstone Partnership					(50,545)	(50,545)
Other non-operating income					(25,776)	(25,776)
Finance costs					15,061	15,061
Earnings before income tax						$731,006
Income tax expense					147,018	147,018
Net earnings						$583,988
Additions to PP&E	$51,848	$85,626	$156,369	$293,843	$1,695	$295,538

Years ended December 31, 2024
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$465,693	$495,802	$253,008	$1,214,503	$—	$1,214,503
Cost of sales
Production costs	148,023	306,315	255,985	710,323	—	710,323
Depreciation, depletion and amortization	49,959	72,799	3,374	126,132	—	126,132
Earnings (loss) from mine operations	$267,711	$116,688	$(6,351)	$378,048	$—	$378,048
Exploration and evaluation costs	1,110	6,383	21,055	28,548	42,173	70,721
Corporate administration costs	—	—	—	—	32,685	32,685
Share-based compensation expenses	—	—	—	—	5,203	5,203
Care and maintenance expenses	—	—	9,306	9,306	12,891	22,197
Impairment loss	—	—	—	—	193,564	193,564
Reclamation recovery	—	—	(17,853)	(17,853)	(7,407)	(25,260)
Other operating expenses (income)	1,125	(7,203)	1,495	(4,583)	7,004	2,421
Earnings (loss) from operations	$265,476	$117,508	$(20,354)	$362,630		$76,517
Gain on sale of Greenstone Property					(63,088)	(63,088)
Other non-operating income					(49,116)	(49,116)
Finance costs					14,664	14,664
Earnings before income tax						$174,057
Income tax expense					93,663	93,663
Net earnings						$80,394
Additions to PP&E	$54,679	$55,753	$62,304	$172,736	$2,050	$174,786

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Geographical Information
The following table details the Company’s revenue by geographic area(1) and information about the Company’s non-current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
	2025	2024	2025	2024
Türkiye	$444,991	$465,693	$209,376	$220,681
United States	358,045	253,008	473,998	138,931
Langeloth Facility	358,045	253,008	28,469	31,299
Thompson Creek Mine	—	—	228,748	85,073
Goldfield Project	—	—	215,688	21,457
Other	—	—	1,093	1,102
Canada	581,526	495,802	1,197,029	904,288
Mount Milligan Mine	581,526	495,802	791,195	754,483
Endako Mine	—	—	25,460	27,427
Kemess Project	—	—	236,042	87,980
Corporate and other	—	—	144,332	34,398
Other	—	—	8,170	8,171
Total	$1,384,562	$1,214,503	$1,888,573	$1,272,071
(1)Presented based on the location from which the product originated.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2025 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
27. Subsequent events

On January 29, 2026, Centerra suspended operations at its Langeloth Facility near Pittsburgh, Pennsylvania following an explosion adjacent to the acid plant. No fatalities, serious injuries or significant environmental releases were reported. The safety and well-being of employees, contractors and the surrounding community remain Centerra’s top priority. The Company is conducting a thorough investigation to determine the root cause of the incident, and that process remains ongoing.